Exhibit 99(a)(10)

Timothy G. Merrick, Vice President — Finance Coast Dental Services, Inc. 2502 Rocky Point Drive North Suite 1000 Tampa, Florida 33607 (813) 288-1999

COAST DENTAL RESPONDS TO GREAT EXPRESSIONS
- Reiterates that company is not for sale
- Notes unwillingness of Great Expressions to
acquire 48% interest held by public shareholders

     TAMPA, FLORIDA, March 14, 2003 – Coast Dental Services, Inc. (Nasdaq SC :CDEN), stated today that the Special Committee of its Board of Directors received clarification from Great Expressions Dental Centers, Inc. (“Great Expressions”) that Great Expressions is not interested in purchasing the shares held by Coast Dental’s public shareholders which constitutes approximately 48% of Coast Dental’s outstanding shares and is the subject of Coast Dental’s current self tender offer. The Special Committee again reiterated to Great Expressions previously disclosed information that the majority shareholders owning 52% of Coast Dental were not interested in selling their shares and consequently the entire Company is not for sale. The Special Committee informed Great Expressions that the lack of clarity in Great Expressions’ press release might confuse shareholders into believing that the entire company is for sale and that Great Expressions has a financing commitment in place. The Special Committee also reiterated once again to Great Expressions that it was willing to enter into discussion regarding any interest that Great Expressions might have in the 48% interest held by the public shareholders should Great Expressions change its mind.

     Coast Dental currently has a self tender offer for the 48% minority held public float at the cash offer price of $4.50 per share that will expire at 5:00 p.m., Eastern time on April 1, 2003, unless extended by Coast Dental. Copies of the Schedule TO containing the Offer to Purchase, Letter of Transmittal and other documents filed by Coast Dental with the Securities and Exchange Commission can be obtained through the Commission’s website at www.sec.gov at no charge.